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                              EXHIBIT 99(a)(xiii)

                               CONTACT: Dan R. Moore, Chairman of the Board, President and Chief Executive Officer
                                         (304) 235-1544


                           FOR RELEASE:  Immediate
                                         June 16, 1997


                      Matewan BancShares, Inc., Announces
                         Final Results of Tender Offer


     WILIAMSON, WV -- June 16, 1997 -- Matewan BancShares, Inc. (Nasdaq SmallCap Market System: MATEP) announced today the final results of the modified "Dutch Auction" tender offer that it began April 30, 1997. The tender offer expired at 5:00 p.m. Eastern Time, on Friday, June 13, 1997. Matewan BancShares purchased 39,042 shares of its Convertible Preferred Stock, Series A, 7.5% ("Preferred Stock"), at a price of $26.50. The Depositary for the offer, Harris Trust Company of New York, will begin issuing payment today, June 16, 1997, for the shares purchased under the tender offer. Wheat First Butcher Singer acted as Dealer Manager for the offer, and D. F. King & Co., Inc., acted as Information Agent.


     As of June 13, 1997, Matewan BancShares, Inc., had 799,500 shares of Preferred Stock outstanding. Shares tendered represent approximately 4.9% of the Preferred Stock outstanding. Following the purchase, Matewan BancShares, Inc., will have approximately 760,458 shares outstanding.


     Matewan BancShares, Inc., is headquartered in Williamson, West Virginia, and is a bank holding company with offices of subsidiaries in West Virginia, Kentucky and Virginia. Its preferred stock is listed on the Nasdaq SmallCap Market System under the symbol "MATEP."